SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 29, 2006

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2006 Third Quarter Results

November 28, 2006: Smurfit Kappa Funding plc (formerly JSG Funding plc), incorporating Kappa Packaging (‘SKG’ or ‘the Group’), today announced results for the 3 months and 9 months ending September 30, 2006. The format only of this release differs from that of recent releases following comments received from the United States Securities and Exchange Commission in the course of their customary periodic review of our filings.

Overview

Smurfit Kappa Group was formed on December 1, 2005 through the merger of the operations of Jefferson Smurfit Group (‘JSG’) and Kappa Packaging (‘Kappa’). The combination of JSG and Kappa creates a strong, focused player in paper-based packaging, with a compelling strategic, operational and geographic fit. SKG is now a world leader in corrugated, a clear European leader in containerboard and has market leading positions, in both containerboard and corrugated, in Latin America.  As the merger of JSG and Kappa was completed on December 1, 2005, the reported financial performance of SKG, for the third quarter and first nine months of 2005, does not include the results of Kappa Packaging.

	3Q ‘06	3Q ‘05	Change	9 months to Sep 30 ‘06	9 months to Sep 30 ‘05	Change
	€M	€M	%	€M	€M	%

Net Sales	1,751	1,045	68%	5,271	3,194	65%

Operating income subsidiaries	81	47	71%	136	148	(8)%

EBITDA(1)	170	110	55%	468	378	24%

(1)          EBITDA represents “operating income subsidiaries – continuing” plus “income on sale of assets and businesses” plus “depreciation, depletion and amortization” less “other financial expense”. A reconciliation between net income (loss) and EBITDA and more information regarding the use of EBITDA is set forth on page 12.

SKG is reporting subsidiary operating income (before income on sale of assets and businesses, interest and other financial expense) of €81 million and EBITDA of €170 million in the third quarter of 2006 compared to €47 million and € 110 million in the same period in 2005. As indicated later in this release, these figures are not truly comparable given the changed scale of the Group following the merger and the booking of significant reorganization and restructuring costs in the third quarter of 2006.

2006 Third Quarter Performance Review and Outlook

Gary McGann, Smurfit Kappa Group CEO, commented “SKG is pleased to report third quarter results which show continued, sequential growth. The improved financial performance reflects a better European operating environment and the continued strength of our Latin American operations.

SKG’s third quarter results also show the benefits of our synergy programme. The progress we are making in our synergy programme gives us confidence that we are on schedule.

In our last review, we noted that demand growth and broad-based capacity rationalization are the factors which are delivering and should sustain improving industry conditions. For SKG specifically, as an integrated producer, a more balanced market will translate to improved financial performance as we see the progressive benefits of higher corrugated pricing.

These improving market conditions, together with Smurfit Kappa Group’s asset quality and exposure to growth markets, present us with a better outlook for 2007.”

Contacts				Information

Gary McGann	Chief Executive Officer	Smurfit Kappa Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Smurfit Kappa Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Finance Director	Smurfit Kappa Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfitkappa@kcapitalsource.com

2006 Third Quarter Review

The European market environment continued to show improvement over 2005 during the third quarter of 2006. Following the implementation of product price increases, for both kraftliner and recycled containerboard, towards the end of both the first and second quarters, further increases were implemented in September. The kraftliner price increase of €30 per tonne announced for September 1 was fully implemented during the month across SKG’s main European markets. In recycled, a similar price increase was partially implemented during September with the remainder implemented in October. Although the positive impact of these price increases has been somewhat eroded by rising input costs, we are now seeing significantly improved earnings within SKG’s mill system. Rising paper prices, together with other input cost increases, have put major pressure on corrugated margins. However, box prices are continuing to increase during the year to recover these increases. The challenge remains to fully recover the cost increases through the system and this is where the major effort is being exerted.

In Latin America, SKG’s operations continued to report broad-based growth in revenue in the third quarter. Demand growth was generally positive across the region, although a difficult agricultural season and competitive market conditions affected our business in Argentina. Growth in Mexico was driven primarily by a strong export sector and, with corrugated volumes considerably higher than in 2005, SKG’s mills are running at full capacity. In Colombia, SKG’s mills are also at capacity given the strong growth in corrugated volumes. In Venezuela, corrugated volumes have been higher in 2006 while containerboard volumes were lower as a result of downtime required at the San Felipe mill to install a new press section, which will benefit us going forward.

SKG is reporting subsidiary operating income before disposal gains, interest and other financial expense of €81 million in the third quarter of 2006. Consistent with previous announcements and to further assist an understanding of the underlying results, SKG uses the measure “EBITDA” (as defined above). Your attention is drawn to the discussion on page 12 of the rationale behind our use of EBITDA and of its limitations as an analytical tool. Furthermore, you should not consider EBITDA in isolation from other measures prepared in accordance with Irish GAAP or U.S. GAAP.

	3Q ‘06	3Q ‘05	Change	3Q ‘06	2Q ‘06	Change	YTD Sep. ‘06	YTD Sep ‘05	Change
	€M	€M	%	€M	€M	%	€M	€M	%

Net Sales	1,751	1,045	68%	1,751	1,772	(1)%	5,271	3,194	65%

EBITDA (as reported)	170	110	55%	170	166	2%	468	378	24%

Free cash flow(1)	56	55	—	56	(43)	—	(79)	35	—

Net debt at period end (including capital leases)	4,612	2,440	89%	4,612	4,667	(1)%	4,612	2,440	89%

Supplemental information:

Reorganization and restructuring costs	24	2	—	24	71	—	136	14	—
Reversal of goodwill write-off	27	—	—	27	—	—	—	—	—
Stock compensation expense	7	2	—	7	1	—	8	6	—
(Income) on sale of assets and businesses	(5)	(1)	—	(5)	—	—	(7)	(46)	—

(1)                  Free cash flow represents income before tax adding back non cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash flow in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee post-retirement and profit sharing benefits, and dividends received from associates. A reconciliation between net income (loss) and consolidated statement of cash flows and free cash flow and more information regarding the use of free cash flow is set forth on page 13.

Third Quarter, 2006: Year on year financial performance

As a result of the enlarged scale of the Group following the merger, net sales from continuing operations at €1,751 million for the third quarter of 2006 were €706 million (68%) higher than in the same period in 2005. The presence of the former Kappa operations, however, accounted for the larger part of this increase. On a combined basis (i.e. including the results of Kappa Packaging), 2006 net sales represent an increase of 1% on net sales in the third quarter of 2005 of €1,726 million.

EBITDA, as reported, increased from €110 million in the third quarter of 2005 to €170 million in 2006. As in the case of sales, the presence of the former Kappa operations accounted for a large part of this increase, although the contribution was significantly offset by a higher charge in 2006 for reorganization and restructuring costs. At €24 million (net of an adjustment to goodwill in respect of €27 million previously charged in the second quarter), these costs related primarily to the closure of a coated paper machine at Townsend Hook in the U.K. and Lagamill, a Swedish recycled containerboard mill. EBITDA as reported also included a stock compensation expense of €7 million and a €5 million gain on the sale of non-operating assets.

Taking the former JSG and Kappa operations together, our combined EBITDA in the third quarter of 2005 was €190 million (comprising €110 million and €80 million from the former JSG and Kappa operations, respectively) compared to the €170 million reported in 2006, with the underlying improvement in our results being masked by the impact of higher reorganization and restructuring costs in 2006. EBITDA is presented on a combined basis for comparative purposes and is simply the sum of the EBITDA figures separately reported in 2005 by JSG and Kappa. The figures are not truly comparable in that they are reported under Irish GAAP and Dutch GAAP, respectively. Reconciliations between JSG’s and Kappa’s net income/(loss) and EBITDA are set forth on pages 12 and 13, respectively.

Third Quarter, 2006: Quarter-on-quarter financial performance

Primarily reflecting facility closures, net sales of €1,751 million in the third quarter of 2006, represented a 1% decrease on net sales of €1,772 million in the second quarter of 2006. EBITDA, as reported, at €170 million in the third quarter increased by 2% from €166 million in the second quarter. While an improved quarter-on-quarter performance reflected the positive pricing momentum, particularly on the mill side, this was largely masked by the higher stock compensation expense and by slightly higher reorganization and restructuring costs.

Nine months to September, 2006: Year-on-year financial performance

As in the case of the third quarter, the year-on-year growth in sales revenue primarily reflects the enlarged scale of the Group following the merger. Net sales from continuing operations at €5,271 million for the nine months to September 2006 were €2,103 million or 66% higher than in the same period in 2005. On a combined basis, net sales from continuing operations of €5,271 million in 2006 represents a modest increase on €5,211 million in the first nine months of 2005.

EBITDA, as reported, at €468 million for the nine months to September increased by 24% from €378 million in 2005, As in the case of sales, the presence of the former Kappa operations accounted for the larger part of this increase, although the contribution was significantly offset by a higher charge in 2006 for reorganization and restructuring costs. At €136 million in total, compared to €14 million in 2005, these costs relate primarily to the four French recycled containerboard mills closed during the second quarter and to the closure of three corrugated plants (two in France and one in the U.K.) and the major restructuring of another U.K. plant. Other amounts relate to the closure of Townsend Hook, Lagamill and the Wiesloch mill in Germany as well as the restructuring of corporate offices in Europe and the on-going rationalization programme principally within the European corrugated operations.

Our combined EBITDA for the nine months to September 2005 was over €651 million compared to the €468 million reported in 2006. The decrease reflects a relatively strong first half in 2005, accentuated by the impact of significant reorganization and restructuring costs in 2006 and lower income from the sale of assets and businesses in 2006 than in 2005. EBITDA is presented on a combined basis for comparative purposes and is simply the sum of the EBITDA figures separately reported in 2005 by JSG and Kappa. The figures are not truly comparable in that they are reported under Irish GAAP and Dutch GAAP, respectively. In addition, as reported, Kappa’s EBITDA includes the modest contribution from the graphic board mills, which did not become part of the Group since they were scheduled for disposal as part of the EU approval of the merger. For the nine months to September 2005, combined EBITDA comprises EBITDA of €378 million and €273 million from the former JSG and Kappa operations, respectively. A reconciliation between Kappa’s net income/(loss) and EBITDA is set forth on page 13.

Change in Accounting Policy: Stock compensation expense

The Group has adopted FRS 20, ‘‘Share-based Payment’’ from January 1, 2006. FRS 20 requires that all share-based payments are recognized in the financial statements based on their fair values. The transitional provisions require restatement of comparative information, adjusting the opening balance of retained earnings for the earliest period presented. The stock compensation expense for the third quarter and first nine months of 2006 amounted to €7,045,000 and €7,890,000 respectively. The third quarter and first nine months of 2005 have been restated by €1,618,000 and €5,554,000 respectively, to reflect the stock compensation expense on the adoption of FRS 20. The full year effect on 2005 results was €7,286,000. Adoption of FRS 20 does not result in a change in total shareholders funds in any period as the expense is offset by a credit to other reserves.  While the expense was estimated in the context of our results for the half-year to June 2006, the basis of the calculation was agreed with our external advisors, resulting in a once-off catch-up adjustment in the third quarter.

Product Market Overview

Europe

SKG’s third quarter results in Europe reflect the benefit of sequentially positive pricing momentum, particularly in containerboard, offset by increased input costs and also margin pressure in corrugated resulting from the slower but progressive implementation of paper price increases through the system. The demand environment in Europe continues to be relatively good. Substantial inefficient, higher cost containerboard capacity has been closed by SKG and a range of other European paper-based packaging producers. In addition to SKG’s announcements to close further higher cost capacity, other European producers also continued to announce the closure of uneconomic high cost mills. These factors have contributed to a better supply/demand environment in the European paper market and positive momentum on pricing.

With the benefit of the containerboard price increases in September, SKG’s overall financial performance is improving although rising input costs, primarily energy and transport, remain a concern. SKG’s energy costs increased by €65 million in Europe in the first nine months of 2006 compared to the combined cost for JSG and Kappa in the comparable period in 2005. The impact of this increase was partly offset, however, by income from the sale of CO2 rights of approximately €11 million.

A series of containerboard price increase announcements were made during 2006. These increases follow a cost driven price increase in both kraftliner and recycled grades during the fourth quarter of 2005. The combination of these price increases resulted in a total increase of approximately €75 per tonne for both kraftliner and recycled containerboard prior to the €30 per tonne increase announced for 1 September. This increase was implemented for kraft grades while approximately €15 per tonne was achieved in the month for recycled grades with the remainder being implemented in October.

As an integrated producer, the implementation of these paper price increases has resulted in margin pressure while price increases are being implemented through to the end product, corrugated boxes. Reflecting the progress made in the nine months to September 2006, a run rate increase of over 5% was realised across SKG’s European corrugated system compared to prices at the end of 2005. Corrugated price increases will continue following announcements to that effect and as index linked price increases are received. Compared with 2005, average corrugated prices for the nine months to September 2006 were up by approximately 1% year-on-year, reflecting a relatively strong pricing environment in the first half of 2005.

On a combined basis, SKG’s total European kraftliner and recycled containerboard volumes were 3% lower in the third quarter than in the same period in 2005 reflecting the impact of SKG’s capacity closures in 2006. These closures have had a positive impact on the supply/demand balance in the market and this, in turn, is reflected in positive pricing trends. Where the phasing of the mill closures have been weighted towards the second and third quarters, overall containerboard volumes for the nine months to September were broadly unchanged year-on-year with the impact of the closures being matched by the benefit of improving demand and mill optimisation actions, which allowed other mills to run at better utilisation rates.

On a combined basis, SKG’s European corrugated volumes decreased 2% in the third quarter compared to 2005, reflecting again the impact of plant closures in France and the United Kingdom and volume losses in a tough pricing environment. For the nine months to September, volumes were flat year-on-year with the benefit of improving demand offset by the impact of plant closures and product price initiatives, as a result of which certain business was lost to competitors.

SKG’s other European paper-based packaging businesses, Solid Board, Graphic Board, Sacks and Bag-in-Box, were impacted by a similar high input cost environment during the quarter. Nevertheless, our Bag-in-Box business performed relatively well with strong sales growth despite competitive market conditions. With the benefit of improving pricing and higher volumes, our graphic board mills also generated higher sales and earnings than in 2005. While price increases have been announced for solid board packaging, we have experienced strong resistance in our converting businesses and, consequently, lower volumes have had a knock-on effect on volumes and profitability in the solid board mills. In paper sacks, the implementation of the September paper price increase has started well as a result of a tight market, helped in part by sack kraft paper capacity reductions by competitors. The challenge is now to pass these price increases through to the converting operations.

Efficient Capacity Management

During the third quarter, SKG announced the closure of 70,000 tonnes of recycled containerboard at Lagamill in southern Sweden. This was completed in October, resulting also in a reduction of our solid board capacity by 20,000 tonnes. In addition to this closure, SKG has continued to rationalise its recycled containerboard capacity through permanent grade switches at the Nettingsdorfer and Sturovo mills from recycled containerboard to kraftliner and semi-chemical medium respectively. SKG also permanently closed its PM-2 machine in Mengibar in Spain. The impact on recycled grades, from these initiatives, is a reduction of 150,000 tonnes year on year. In addition, during the quarter SKG closed its 60,000 tonne PM-1 coated paper machine at Townsend Hook in the UK. The total impact on SKG’s mill system of the closures and grade shifts in the third quarter is 220,000 tonnes of recycled containerboard, 20,000 tonnes of folding boxboard and approximately 60,000 tonnes of coated paper. These initiatives follow the closure of five European recycled containerboard mills, during the second quarter, with a combined capacity of 270,000 tonnes.

These closures and grade switches are contributing to an improving overall cost profile of SKG’s existing mill system. SKG will continue to review its production capacity and the cost profile of its mill base against the background of a competitive environment and the introduction of increasingly efficient recycled containerboard capacity into the European market. SKG will also consider further reductions in its recycled containerboard capacity within its overall mill system. However, as an integrated producer, SKG needs to manage the impact of any capacity re-alignments with its own internal paper requirements and the availability, price and quality of recycled containerboard in the open market.

European Disposals

The sale of eight facilities, scheduled for disposal as part of European Union (EU) approval of the merger of the operations of JSG and Kappa, was completed in early October with the cash proceeds received in the fourth quarter.

Synergies

Following the merger of the operations of JSG and Kappa, one of the Group’s key priorities is the delivery of sustainable synergy benefits of €160 million at the end of three years. Target synergy areas include paper mill rationalization, paper logistics and integration, optimization of the SKG corrugated system, purchasing savings and central and administrative overhead savings.

SKG’s synergy programme is currently on schedule with a target of delivering over €60 million in 2006. While the benefits of the programme started to flow through at the end of the second quarter, a greater impact of the programme will be reflected in SKG’s results for the second half of 2006. SKG’s target is for a synergy run rate of approximately €95 million per annum by the end of the 2006 calendar year.

Latin America

SKG’s Latin American operations reported another strong performance in the third quarter of 2006 with containerboard volumes 4% higher than in the same period in 2005. For the nine months to September 2006, overall containerboard volumes were just 1% higher than in 2005 reflecting the impact of downtime at the San Felipe mill in Venezuela in the second quarter for the installation of a new press section. In addition, SKG is currently operating at full capacity in the Colombian and Venezuelan markets and is a net purchaser of containerboard in Mexico and of sack paper for some of our Colombian controlled operations. Year-on-year, SKG’s corrugated volumes showed strong growth with increases of 10% and 7% in the third quarter and in the nine months to September respectively.

The Mexican economy continued to show good progress in the third quarter reflecting continued strong export growth. SKG’s reported performance, during the third quarter, also reflects the positive impact of product price increases during the first quarter of 2006. Containerboard and corrugated volumes increased 4% and 11% in the first nine months of 2006 respectively compared to the same period in 2005.

The Colombian economy continued to grow at a steady rate in the third quarter reflecting relative political stability and low inflation. Volume growth, during the quarter, reflects both domestic demand and export growth. Containerboard and corrugated volumes increased by 2% and 1% respectively during the first nine months compared to the same period in 2005. The depreciation of the peso in the second quarter has resulted in increasing prices through lower exchange rates.

The Venezuelan economy also remains strong despite a degree of political uncertainty. Containerboard volumes in the nine months to September were 8% lower than in 2005, primarily as a result of the downtime at our San Felipe mill for the installation of a new press section. This installation was successfully completed, adding 30,000 tonnes of much needed capacity. Corrugated volumes increased by 11% year-on-year in the nine months to September.

In Argentina, economic growth is slowing while the market environment in SKG’s grades is increasingly competitive with a number of competitors re-starting small paper machines and supplying small independent corrugated plants. Paper pricing, however, remains the single biggest issue in Argentina where competitive pressure is holding down paper pricing (and consequently corrugated pricing) despite upward cost pressure, particularly in terms of energy and labour. SKG’s containerboard volumes increased by 3% year-on-year, helped in part by exports to our plant in Chile, while corrugated volumes decreased by 2% in the nine months to September 2006 compared to the same period in 2005.

Third Quarter, 2006: Cash Flows & Capital Structure

2006 third quarter cash flow combines the full three month cash flows for JSG and Kappa.  As the merger was completed on December 1, 2005, the 2005 third quarter comparative cash flow relates only to JSG.

Free cash flow for the third quarter was a net inflow of €56 million compared to a similar inflow in the same period in 2005. The pre-tax loss in 2006 was partly driven by reorganization and restructuring costs of €24 million primarily related to our synergy rationalization programme, the major part of which were either non-cash or unpaid at the end of the quarter, plus higher charges for depreciation and amortization reflecting the enlarged scale of the Group. On the other hand, capital expenditure was significantly higher in 2006 while the working capital inflow was lower than in 2005, due to increased prices and costs and some stock builds for maintenance downtime in our kraft mills.

Capital expenditure at €69 million in the third quarter of 2006 represented 75% of depreciation. At
€33 million, expenditure in the third quarter of 2005 represented 51% of depreciation. With a working capital outflow of €127 million in the nine months, working capital at September 2006 represented 8.2% of annualized sales compared to 9.0% at June 2006 and 7.4% at September 2005.

Cash flows from financing and investment activity were modest in the third quarter of 2006 with overall inflows being matched by outflows. As a result, the net cash inflow for the quarter was also €56 million. In the third quarter of 2005, cash flows from financing and investment activity were modest also coming to an overall net inflow of €5 million, primarily as a result of the transfer of cash from affiliates. This surplus, together with the free cash inflow of €55 million, resulted in a total net cash inflow of €60 million in the third quarter of 2005.

A negative currency adjustment on net debt of €1 million arose in the third quarter of 2006 primarily because of a modest relative strengthening of the U.S. dollar against the euro. In total, net borrowing in SK Funding decreased by €55 million from €4,646 million (€4,667 million including capital leases of €21 million) at June 2006 to €4,592 million (€4,612 million including capital leases of €20 million) at September 2006. If the PIK notes in Smurfit Kappa Holdings plc are included together with net cash in the companies above Smurfit Kappa Funding plc and the subordinated promissory note of €96 million payable to Kappa shareholders, the total net borrowing at the level of Smurfit Kappa Group Limited is €5,099 million at September 2006.

Summary cash flows for the 3 month and 9 month periods to September 30, 2006 and 2005 are set out in the following table:

Smurfit Kappa Funding plc

		Restated(1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30 2006	Sep. 30 2005	Sep. 30 2006	Sep. 30 2005
	€Million	€Million	€Million	€Million

(Loss)/income before tax - subsidiaries	(5)	(11)	(120)	(71)
Exceptional items	4	(3)	81	(44)
Impairment of fixed assets	4	—	4	—
Depreciation and depletion	92	65	277	175
Amortization of intangible assets	17	1	50	19
Non cash interest expense	3	3	8	43
Refinancing costs	—	—	—	53
Stock compensation expense	8	2	8	5
Working capital change	11	38	(127)	7
Capital expenditure	(69)	(33)	(209)	(116)
Change in capital creditors	1	—	(9)	(11)
Sale of fixed assets	4	—	13	10
Tax paid	(13)	(13)	(35)	(33)
Dividends from associates	—	—	3	3
Other	(1)	6	(23)	(5)

Free cash flow	56	55	(79)	35

Investments	—	—	(34)	(2)
Sale of businesses and investments	2	1	6	325
Dividends paid to minorities	(1)	—	(6)	(5)
Debt issue costs	—	(2)	—	(10)
Acquisition costs and fees	(2)	—	(5)	—
Transfer of cash from affiliates	1	6	2	11
Refinancing costs	—	—	—	(53)

Net cash (outflow)/inflow	56	60	(116)	301
Net cash disposed	—	—	—	(4)
Munksjö inter-company debt repaid	—	—	—	157
K Club inter-company debt repaid	—	—	—	92
Non-cash interest accrued	—	—	—	(12)
Currency translation adjustments	(1)	(2)	31	(64)

(Increase)/decrease in net borrowing (excluding leases)	€55	€58	€(85)	€470

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Smurfit Kappa Funding plc

Consolidated Statements of Operations

		Restated(1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
	€000	€000	€000	€000

Net sales
Continuing operations	1,751,450	1,045,326	5,271,299	3,168,401
Discontinued operations	—	—	—	25,205
	1,751,450	1,045,326	5,271,299	3,193,606
Cost of sales	1,255,480	761,324	3,804,580	2,317,649
Impairment of property, plant and equipment	3,841	—	3,841
Gross profit	492,129	284,002	1,462,878	875,957
Net operating expenses	387,395	235,042	1,190,703	714,715
Reorganization and restructuring costs	23,928	1,775	135,885	13,567
Operating income subsidiaries
Continuing operations	80,806	47,185	136,290	149,431
Discontinued operations	—	—	—	(1,756)
	80,806	47,185	136,290	147,675
Share of associates’ operating income	2,722	1,400	8,826	4,898
Total operating income	83,528	48,585	145,116	152,573
Income on sale of assets and businesses	5,281	1,173	7,259	46,497
Interest income	2,064	1,157	9,841	6,281
Interest expense	(91,200)	(56,860)	(266,493)	(181,452)
Loss from early extinguishment of debt	—	—	—	(80,434)
Other financial expense	(1,535)	(3,214)	(6,883)	(9,745)
Share of associates’ net interest	(621)	(251)	(1,793)	(830)
(Loss) / income before taxes and equity minority interests	(2,483)	(9,410)	(112,953)	(67,110)
Taxes on income	6,445	8,304	44,040	27,860
(Loss) / income before equity minority interests	(8,928)	(17,714)	(156,993)	(94,970)
Equity minority interests	5,008	4,062	8,791	9,383
Net loss for the period	€(13,936)	€(21,776)	€(165,784)	€(104,353)

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Companies (Amendment) Act, 1986

The financial statements included in this report do not comprise ‘full Group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such Group accounts would have to comply with the disclosure and other requirements of those Regulations. Full Group accounts for the year ended December 31, 2005 have received an unqualified audit report and will be filed with the Irish Registrar of Companies in due course.

Smurfit Kappa Funding plc

Segmental Analyses

Sales - third party (external net sales)

		Restated(1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
	€000	€000	€000	€000

Packaging	1,275,338	716,080	3,876,508	2,231,767
Specialties	259,516	122,893	744,909	378,930
Europe	1,534,854	838,973	4,621,417	2,610,697
Latin America	216,596	206,353	649,882	582,909
	€1,751,450	€1,045,326	€5,271,299	€3,193,606

(Loss) / income before taxes and equity minority interests

		Restated(1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
	€000	€000	€000	€000

Packaging	86,757	14,332	209,802	84,476
Specialties	17,567	12,358	43,950	27,015
Associates	2,183	1,728	7,746	4,543
Europe	106,507	28,418	261,498	116,034

Packaging	31,817	29,636	89,970	85,438
Associates	539	(328)	1,080	355
Latin America	32,356	29,308	91,050	85,793

Unallocated centre costs	(5,244)	(8,088)	(16,263)	(20,955)

Income before intangible assets amortization, interest and exceptional items	133,619	49,638	336,285	180,872
Stock compensation expense	(7,045)	(1,618)	(7,890)	(5,554)
Amortization of intangible assets	(16,812)	(874)	(50,436)	(18,923)
Group net interest	(89,136)	(55,703)	(256,652)	(175,171)
Loss from early extinguishment of debt	—	—	—	(80,434)
Share of associates’ net interest	(621)	(251)	(1,793)	(830)

Income / (loss) before exceptional items	20,005	(8,808)	19,514	(100,040)

Reorganization and restructuring costs	(23,928)	(1,775)	(135,885)	(13,567)
Impairment of property, plant and equipment	(3,841)	—	(3,841)	—
Income on the sale of assets and businesses	5,281	1,173	7,259	46,497
(Loss) before taxes and equity minority interests	€(2,483)	€(9,410)	€(112,953)	€(67,110)

(1)     The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Consolidated Balance Sheets

		Restated(1)
	Sep. 30, 2006	Sep. 30, 2005
	€000	€000
Assets
Current assets
Cash	263,300	141,089
Accounts receivable and prepayments	1,407,723	875,620
Amounts due by affiliates	107	399
Amounts due by affiliates after more than one year	262,974	261,107
Inventories	674,059	390,290
Total current assets	2,608,163	1,668,505
Fixed assets
Investments	86,418	83,548
Property, plant and equipment	3,418,313	1,944,215
Intangible assets	2,485,478	1,303,130
Total fixed assets	5,990,209	3,330,893
Total assets	8,598,372	4,999,398

Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	138,519	70,476
Accounts payable and accrued liabilities	1,538,489	997,820
Total current liabilities	1,677,008	1,068,296

Non current liabilities
Long term debt and other long term liabilities	4,615,038	2,435,470
Amounts due to affiliates	12,371	8,843
Provisions for liabilities and charges	274,869	186,002
Pension liabilities	634,597	356,511
Capital grants deferred	13,693	13,050
Minority interests (equity interests)	128,878	132,504
Total liabilities and minority interests	7,356,454	4,200,676

Shareholders equity
Share capital	40	40
Other reserves	1,727,462	956,294
Retained deficit	(485,584)	(157,612)
Shareholders’ equity	1,241,918	798,722
Total liabilities, minority interests and shareholders’ equity	8,598,372	4,999,398

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Statement of Total Recognized Gains and Losses

		Restated(1)
	9 months to	9 months to
	Sep. 30, 2006	Sep. 30, 2005
	€000	€000
(Loss) / income for the period
- Group	(167,367)	(105,409)
- Associates	1,583	1,056
	(165,784)	(104,353)

Translation adjustments on foreign currency net investments
- Group	6,423	(10,639)

Actuarial (loss) / gain recognized in retirement benefit schemes	(25,474)	39,270
Minority share of actuarial (loss)	—	(211)

Total recognized gains and losses relating to the period
- Group	(186,418)	(76,989)
- Associates	1,583	1,056
	€(184,835)	€(75,933)

Reconciliation of Movements in Shareholders’ Funds

		Restated(1)
	9 Months to	9 Months to
	Sep. 30, 2006	Sep. 30, 2005
	€000	€000

At beginning of year	1,418,862	869,101
(Loss) for the period	(165,784)	(104,353)
Actuarial (loss) / gain recognized in retirement benefit schemes	(25,474)	39,059
Stock compensation	7,890	5,554
Translation adjustments on foreign currency net investments	6,424	(10,639)
At end of period	€1,241,918	€798,722

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

EBITDA

In order to provide what we consider to be a more meaningful comparison of the underlying results, we use the measure “EBITDA”. EBITDA represents “operating income subsidiaries - continuing” plus “income on sale of assets and businesses” plus “depreciation, depletion and amortization” less “other financial expense”. EBITDA is included in this release because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries’) borrowing arrangements are tied to similar measures. Management believes EBITDA provides useful information to investors because it is frequently used by securities analysts, lenders and others in their evaluation of companies. In addition, management believes that EBITDA provides a transparent measure of our recurring performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For this reason, EBITDA is the measure we use to assess performance for purposes of determining compensation under our stock compensation plan.

You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company’s profitability or liquidity. We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Our use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity, due to the exclusion of interest expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business. For these reasons, we rely primarily on our Irish GAAP operating results and use EBITDA only supplementally. Investors should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under Irish GAAP or U.S. GAAP.

In calculating EBITDA, we exclude the effects of equity minority interests and share of associates’ income because equity minority interests and share of associates’ income are generally recognized in the form of dividends paid or received, respectively. In order to maintain comparability and consistency between operating income and EBITDA, we believe it is appropriate to exclude equity minority interests and share of associates’ income from EBITDA. Management believes that these items do not facilitate an understanding of our continuing operating performance

Smurfit Kappa Funding plc

Reconciliation of net income to EBITDA

		Restated (1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
	€000	€000	€000	€000

Net losses	(13,936)	(21,776)	(165,784)	(104,353)
Equity minority interests	5,008	4,062	8,791	9,383
Taxes on income	6,445	8,304	44,040	27,860
Share of associates’ income	(2,101)	(1,149)	(7,033)	(4,068)
Net interest expense	89,136	55,703	256,652	255,605
Depreciation, depletion and amortization expense	85,222	65,210	331,719	193,458
EBITDA	169,774	110,354	468,385	377,885

Supplemental information:
Loss / (income) on sale of assets and operations - subsidiaries	(5,281)	(1,173)	(7,259)	(46,497)
Reorganization and restructuring costs	23,928	1,775	135,885	13,567
Adjustment to goodwill	27,306	—	—	—
Stock compensation expense	7,045	1,618	7,890	5,554

(1)   The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Reconciliation of Kappa’s net income to EBITDA

	3 months to	9 months to
	Sep. 30, 2005	Sep. 30, 2005
	€000	€000

Net losses	(25,800)	(50,900)
Minority interests	—	(100)
Income from participations	—	(600)
Taxation	2,900	12,500
Net interest expense	55,000	169,200
Depreciation and amortization expense	47,500	143,400
EBITDA	79,600	273,500

Free Cash Flow

We use the non-GAAP financial measure of “free cash flow” as a measure of operating performance and as a measure of liquidity. EBITDA is our primary measure of operating performance, and we use free cash flow to measure cash flows associated with EBITDA. Free cash flow is used by management to assess and understand our sources and uses of cash and to identify underlying trends in our business. Free cash flow is used by management to assess our ability to generate cash flow to reduce debt and invest in our business.

We believe that this financial measure is important to help us monitor and communicate to investors our efforts as it shows the cash inflows and outflows from our operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities. The format of this simplified cash flow statement was developed in response to comments received from the users of our financial statements, primarily lenders and analysts, who stated that the Irish GAAP cash flow statement included in our financial statements was not user friendly and did not match the models they used for investment decisions.

We define free cash flow as income before tax adding back non cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash inflows in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee postretirement and profit sharing benefits, and dividends received from associates. In addition we adjust for refinancing costs expensed to enable us to show total outflows from refinancing activities (including outflows capitalized as intangible assets) as a single line item in the financing section of the cash flow statement. Similarly, we adjust for the gain or loss on the disposal of businesses to enable us to show the total sale proceeds in the financing section of the cash flow statement.

You should not consider free cash flow in isolation or as a substitute for cash flow from operating activities. In addition, it may not be comparable to similarly described measures used by other entities, as not all companies and analysts calculate this non-GAAP measure in the same way. A reconciliation between net income/(loss) and consolidated statement of cash flows to free cash flow is set out overleaf.

Smurfit Kappa Funding plc

Reconciliation of net income to free cash flow

		Restated (1)		Restated(1)
	3 months to	3 months to	9 months to	9 months to
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
	€Million	€Million	€Million	€Million

Net losses	(14)	(22)	(166)	(104)
Equity minority interests	5	4	9	9
Taxation	6	8	44	28
Share of associates’ operating income and interest expense	(2)	(1)	(7)	(4)
Loss before tax - subsidiaries	(5)	(11)	(120)	(71)
Income on sales of assets and businesses	(5)	(1)	(7)	(46)
Net interest expense	89	56	256	255
Other financial expense	2	3	7	10

Operating income	81	47	136	148
Reorganization and restructuring costs	9	(1)	88	3
Depreciation and depletion (net of amortization of government grants)	95	64	280	173
Amortization of intangible assets	17	1	50	19
Stock compensation expense	7	2	8	5
Finance lease interest paid	—	—	1	1
Increase in deferred creditors	(2)	8	(17)	(2)
Increase in working capital (including capital creditors)	12	37	(136)	(4)
Currency adjustment	2	—	(1)	(1)

Net cash flow from operating activities	221	158	409	342
Dividends received from associates	—	—	3	3
Add back: Dividends paid to minorities	1	—	6	5
Returns on investments and servicing of finance	(103)	(89)	(280)	(267)
Taxation	(13)	(13)	(35)	(33)
Capital expenditure and financial investment	(62)	(32)	(193)	(102)
Financing: Capital elements of finance leases repaid	(1)	(1)	(4)	(5)
Interest on non FRS 1 short term debt	14	31	16	29
Add back: Refinancing costs and deferred debt issue costs	—	1	—	63
Add back: Purchase and sale of other investments	(1)	—	(1)	—

Free cash flow	56	55	(79)	35

Smurfit Kappa Group Limited

Analysis of Net Debt

	Sep. 30, 2006	Sep. 30, 2005
	€’000	€’000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	8,067	—
Restructuring facility (2) – interest at relevant interbank rate + 2.25% until conversion to Term Loan	65,797	—
Tranche A Term loan (3a) – interest at relevant interbank rate + 2.25%	485,361	1,739
Tranche B Term loan (3b) – interest at relevant interbank rate + 2.50% euro & 2.375% US$	1,188,558	240,946
Tranche C Term loan (3c) – interest at relevant interbank rate + 3.00% euro & 2.875% US$	1,188,558	255,765
Yankee bonds (including accrued interest) (4)	256,567	422,461
Bank loans and overdrafts / (cash)	(147,217)	(72,019)
2011 Receivables securitization floating rate notes (including accrued interest) (5)	210,223	210,234
Total subsidiary debt	3,255,914	1,059,126
2012 Bonds (including accrued interest) (6)	965,713	995,922
2015 Cash pay subordinated notes (including accrued interest) (7)	370,288	370,288
Net debt	4,591,915	2,425,336
Capitalized leases	19,990	14,727
Net debt including leases - Smurfit Kappa Funding plc	4,611,905	2,440,063
2015 Senior PIK Notes - Smurfit Kappa Holdings plc (including accrued interest) (8)	391,837	353,292
Smurfit Finance Luxembourg Sarl PIK (9)	95,643	—
Newcos, Smurfit Kappa Corporation Ltd, Smurfit Kappa Holdings plc & Smurfit Finance Luxembourg cash	(458)	(607)
Net Debt including Leases - Smurfit Kappa Group Ltd	€5,098,927	€2,792,748

(1)                                  Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012.
(Revolver Loans - €0m, Drawn under Ancillary facilities and letters of credit - €8.1milllion).

(2)                                  Restructuring credit facility of €275 million (available under the senior credit facility).

(3a)                            Term loan A due to be repaid in certain installments up to 2012.

(3b)                           Term loan B due to be repaid in full in 2013.

(3c)                            Term loan C due to be repaid in full in 2014.

(4)                                  7.50% senior debentures due 2025 of $292.3 million.

(5)                                  Receivables securitization floating rate notes maturing September 2011.

(6)                                  10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(7)                                  €217.5 million 7.75% senior subordinated notes due 2015 and US$200.0 million of 7.75% senior subordinated notes due 2015.

(8)                                  €325 million 11.5% Senior PIK Notes due 2015.

(9)                                  9% Shareholder PIK maturing December 31, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: November 29, 2006	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer